Christopher Dieterich Mazyar Mazarei Philip Shin	Law Offices of Dieterich & Associates 11300 West Olympic Boulevard Suite 800 Los Angeles, California 90064 (310) 312-6888 FAX (310) 312-6680 venturelaw@gmail.com	Of Counsel Kathryn J. Roth J. John Combs

December 19, 2006

John Cannarella

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NW, Stop 7010

Washington, D.C. 20549

        Re:    Sonoran Energy, Inc.

                  Form 10-KSB for the Fiscal Year Ended April 30, 2006

                  Filed on September 14, 2006

                  Form 10-QSB for the Quarter Ended July 31, 2006

                  File on September 21, 2006

                  Form 8-K file April 7, 2006

                  File No. 000-28915

Dear Mr. Cannarella:

We are in receipt of your letter, dated December 19, 2006, which contained several comments on filings made by Sonoran Energy, Inc. (the "Company").  In that letter, you have requested that the Company respond fully to the comments within 10 days from the date of the letter, December 29, 2006.  Please accept this letter as the Company's formal request for an extension of the December 29, 2006 deadline for filing a response to the comments contained in your letter.

As you may or may not be aware, the Company has very recently relocated its office from Arizona to Dallas, Texas.  As a result, many of the Company's documents and files may be difficult to retrieve and, in some cases, are still in transit from the previous office.  Additionally, the upcoming holidays will pose a significant hurdle to the Company's ability to fully and completely respond to the comments within the designated time period.  Therefore, we respectfully request that the Company be granted an extension of time such that any and all responses will be due on or before January 22, 2006.

Thank you for your time and consideration.  If you have any questions, please feel free to contact this office at any time.

Sincerely,

Dieterich & Associates

/s/ Christopher Dieterich

Christopher Dieterich

Counsel to Sonoran Energy, Inc.